Exhibit 99.1

Foresight Announces Second Quarter 2018 Financial Results

NESS ZIONA, Israel — August 17, 2018 — Foresight Autonomous Holdings Ltd., an innovator in automotive vision systems (Nasdaq and TASE: FRSX), today reported financial results for the second quarter of 2018. Foresight ended the second quarter of 2018 with $19.6 million in cash and short-term deposits, GAAP net loss of $1.49 million for the six months ended June 30, 2018, and non-GAAP net loss for the same period of $7.2 million.

“During the second quarter, we announced the first sales of our QuadSight™ prototype. The prototypes were ordered by a truck division of a large European vehicle manufacturer and by a leading global Chinese electric vehicle manufacturer, as both companies indicated their interest in the significant advances in obstacle detection offered by the QuadSight™ system,” commented Haim Siboni, CEO of Foresight. “These prototype sales will enable us to collect customer feedback and modify the system to better meet customer needs in the future. We are confident that these sales, along with the progress in commercializing our Eyes-On™ system, offer a clear path to increased revenues and an enhanced product offering in the future.

“Foresight also completed multiple successful capital raises during the second quarter, demonstrating the support of leading Israeli institutional investors in our company’s long-term potential. These capital raises strengthened our balance sheet and placed us in a strong position for future growth. We expect that our existing cash and cash equivalents will be sufficient to fund our current operations until the first quarter of 2020,” concluded Mr. Siboni.

Second Quarter 2018 Financial Results

●	Research and development (R&D) expenses for the three months ended June 30, 2018 were $2,187,000 compared to $778,000 in the three months ended June 30, 2017. The increase is attributed mainly to accelerated employee recruitment and is comprised primarily of payroll and related expenses, stock-based compensation expenses and subcontracted services expenses.

●	General and administrative (G&A) expenses for the three months ended June 30, 2018 were $887,000 compared to $1,666,000 in the three months ended June 30, 2017. The decrease is attributed primarily to a decrease in stock-based compensation expenses. Also, during the three months ended June 30, 2017 Foresight incurred additional expenses related to professional services regarding the company’s listing on Nasdaq.

●	GAAP net loss for the three months ended June 30, 2018 was $4,083,000, or $(0.04) per ordinary share, compared to a GAAP net loss of $21,447,000, or $(0.33) per ordinary share, in the three months ended June 30, 2017. The decrease is attributed mainly to the revaluation of derivative warrant liability.

●	Non-GAAP net loss for the three months ended June 30, 2018 was $3,637,000 or $(0.03) per ordinary share, compared to a non-GAAP net loss of $1,125,000, or $(0.01) per ordinary share, in the three months ended June 30, 2017. A reconciliation between GAAP net loss and non-GAAP net loss is provided in the financial statements that are part of this release. Non-GAAP results exclude the effect of stock-based compensation expenses and derivative warrant liability.

Balance Sheet Highlights

●	Cash and short-term deposits totaled $19.6 million as of June 30, 2018, compared to $18.3 million on June 30, 2017.

●	Investments in Rail Vision Ltd. totaled $12.2 million (including investment in an affiliate company totaling $3.8 million and other investments totaling $8.4 million) as of June 30, 2018 compared to $0.9 million on June 30, 2017. The increase is attributed primarily to warrants exercise and to revaluation of outstanding warrants (which are presented in current assets) of $8.4 million.

●

GAAP shareholders’ equity totaled $30.5 million as of June 30, 2018, compared to $24.8 million as of December 31, 2017. The increase is attributed mainly to the capital raise completed by the company during the period.

●	Non-GAAP shareholders’ equity totaled $25.7 million as of June 30, 2018, compared to $22.9 million as of December 31, 2017.

	As of June 30,		As of December 31,
(thousands of U.S. dollars)	2018	2017	2017
GAAP Results
Shareholders’ equity	$30,477	$2,619	$24,817
Non-GAAP Results
Shareholders’ equity	$25,668	$18,926	$22,921

A reconciliation between GAAP shareholders’ equity results and non-GAAP shareholders’ equity results is provided in the financial statements that are part of this release. Non-GAAP results exclude revaluation of other investments and derivative warrant liability.

Recent Corporate Highlights:

●	Announced First Sales of QuadSight™ Prototype: Foresight announced sales of its QuadSight™ vision system to a truck division of a large European vehicle manufacturer and a leading global Chinese electric vehicle manufacturer. The breakthrough vision system for semi-autonomous and autonomous vehicles offers near-100% obstacle detection with near-zero false alerts in all weather and lighting conditions. Revenue from each QuadSight™ prototype system sale is expected to total tens of thousands of dollars.

●	Completed Successful Capital Raises at a Total Amount of $12.4 Million from Leading Israeli Institutional Investors Through Private Placements: Foresight announced that it closed several private placement agreements with multiple leading Israeli institutional investors. During the second quarter Foresight raised $5.5 million from Harel Insurance, resulting in Harel Insurance holding an aggregate of approximately 8.15% of Foresight’s issued shares. During the third quarter Foresight completed an additional raise of $6.9 million from multiple institutional investors, including Meitav Dash Group and Psagot Investment House, as well as from other non-institutional investors. Meitav Dash Group invested approximately $4.1 million, while Psagot Investment House invested approximately $1.4 million.

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●	Signed Memorandum of Understanding for First Potential Sales of Eyes-On™ System: Foresight signed a non-binding memorandum of understanding with a direct importer of several leading vehicle manufacturers to Israel. Once a binding agreement is signed, Foresight and the importer will carry out a pilot program in which a beta version of the Eyes-On™ system will be integrated into multiple models from the importer’s fleet. According to preliminary estimates by the importer, the importer’s purchasing potential is approximately 21,000 systems over a three-year period from the signing of a binding agreement.

●	Increased Stake in Rail Vision to Become Largest Shareholder: By exercising $2.24 million of warrants, to take effect in the third quarter, Foresight increased its ownership stake in Rail Vision Ltd. to approximately 35% of issued and outstanding shares and 34% on a fully-diluted basis. Foresight is now the largest shareholder of Rail Vision Ltd.

Use of Non-GAAP Financial Results

In addition to disclosing financial results calculated in accordance with United States generally accepted accounting principles (GAAP), the company’s earnings release contains non-GAAP financial measures of net loss for the period that excludes the effect of stock-based compensation expenses, the revaluation of other investments and revaluation of derivative warrant liability, and non-GAAP financial measures of shareholders’ equity that excludes the effect of derivative warrant liability and the revaluation of other investments. The company’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of the company’s ongoing operations. Management also uses both GAAP and non-GAAP information in evaluating and operating business internally and as such deemed it important to provide all this information to investors. The non-GAAP financial measures disclosed by the company should not be considered in isolation or as a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP and reconciliations to those financial statements should be carefully evaluated. Reconciliations between GAAP measures and non-GAAP measures are provided later in this press release.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX), founded in 2015, is a technology company engaged in the design, development and commercialization of stereo/quad-camera vision systems and V2X cellular based solutions for the automotive industry. Foresight’s vision systems are based on 3D video analysis, advanced algorithms for image processing and sensor fusion. The company, through its wholly owned subsidiary Foresight Automotive Ltd., develops advanced systems for accident prevention, which are designed to provide real-time information about the vehicle’s surroundings while in motion. The systems are designed to improve driving safety by enabling highly accurate and reliable threat detection while ensuring the lowest rates of false alerts. The company’s systems are targeting the Advanced Driver Assistance Systems (ADAS), semi-autonomous and autonomous vehicle markets. The company predicts that its systems will revolutionize automotive safety by providing an automotive grade, cost-effective platform, and advanced technology.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses that prototype sales, along with progress in commercialization of its Eyes-On™ system, offers a clear path to increased revenues and an enhanced product offering in the future, when it discusses its strong position for future growth, the amount of revenue from sales of its QuadSight™ system, that Foresight and an importer will carry out a pilot program in which a beta version of the Eyes-On™ system will be integrated into multiple models from the importer’s fleet, and the importer’s purchasing potential. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 27, 2018, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654

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FORESIGHT AUTONOMOUS HOLDINGS LTD.

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	As of June 30, 2018	As of June 30, 2017	As of December 31, 2017
ASSETS

Current assets:
Cash and cash equivalents	$8,483	$14,282	$9,636
Short Term Deposits	11,162	4,019	12,169
Marketable equity securities	44	24	22
Other Investments	8,417	-	2,361
Other receivables	340	280	482
Total current assets	28,446	18,605	24,670

Non-current assets:
Investment in affiliate company	3,761	865	1,404
Other investments	-	66	1,672
Fixed assets, net	629	132	289
	4,390	1,063	3,365

Total assets	$32,836	19,668	$28,035

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Trade payables	$306	104	$330
Other accounts payables	1,534	638	817
Derivative warrant liability	238	-	-
Total current liabilities	2,078	742	1,147

Derivative warrant liability	281	16,307	2,071

Total liabilities	2,359	17,049	3,218

Shareholders’ equity:

Common shares of NIS 0 par value;	-	-	-
Additional paid-in capital	50,409	32,876	44,114
Receipts on account of shares	850	-	-
Accumulated deficit	(20,782)	(30,257)	(19,297)
Total stockholders’ equity	30,477	2,619	24,817

Total liabilities and stockholders’ equity	$32,836	19,668	$28,035

SUPPLEMENTAL RECONCILIATION OF GAAP TO NON-GAAP SHAREHOLDERS’ EQUITY

U.S. dollars in thousands

	As of June 30, 2018	As of June 30, 2017	As of December 31, 2017
GAAP Shareholders’ equity	30,477	2,619	24,817
Revaluation of other investments	(5,328)	-	(3,967)
Derivative warrant liability	519	16,307	2,071
Non-GAAP Shareholders’ equity	25,668	18,926	22,921

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FORESIGHT AUTONOMOUS HOLDINGS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,
	2018	2017	2018	2017
Research and development expenses	(4,262)	(1,275)	(2,187)	(778)

Marketing and sales	(540)	(513)	(234)	(392)

General and administrative expenses	(1,941)	(2,337)	(887)	(1,666)

Operating loss	(6,743)	(4,125)	(3,308)	(2,836)

Equity in net loss of an affiliated company	(1,077)	(383)	(459)	(215)

Financing income (expenses), net	6,335	(22,394)	(316)	(18,396)

Net (loss) profit	(1,485)	(26,902)	(4,083)	(21,447)

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FORESIGHT AUTONOMOUS HOLDINGS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,
	2018	2017	2018	2017

Net cash used in operating activities
Profit (Loss) for the Period	(1,485)	(26,902)	(4,083)	(21,447)

Adjustments to reconcile profit (loss) to net cash used in operating activities:	(3,635)	24,541	1,554	19,819

Net cash used in operating activities	(5,120)	(2,361)	(2,529)	(1,628)

Cash Flows from Investing Activities
Changes in short term deposits	1,007	(3,629)	350	(2,903)
Investment in affiliate company	(2,489)	-	(249)	-
Purchase of fixed assets	(430)	(80)	(149)	(48)

Net cash used in investing activities	(1,912)	(3,709)	(48)	(2,951)

Cash flows from Financing Activities:
Issuance of ordinary shares and warrants, net of issuance expenses	5,485	10,745	5,485	4,652
Exercise of warrants and options, net of issuance expenses	159	5,593	-	5,457
Receipts on account of shares	850	-	850	-

Net cash provided by financing activities	6,494	16,338	6,335	10,109

Effect of exchange rate changes on cash and cash equivalents	(615)	650	(456)	516

Increase (decrease) in cash and cash equivalents	(1,153)	10,918	3,302	6,082
Cash and cash equivalents at the beginning of the period	9,636	3,364	5,181	8,200

Cash and cash equivalents at the end of the period	8,483	14,282	8,483	14,282

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FORESIGHT AUTONOMOUS HOLDINGS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,
	2018	2017	2018	2017
Adjustments to reconcile profit (loss) to net cash used in operating activities:
Share-based payment	1,180	1,640	573	1,406
Depreciation	90	15	49	12
Revaluation of derivative warrant liability	(1,552)	23,050	(127)	18,916
Equity in loss of an affiliated company	1,077	383	459	215
Revaluation of securities	(22)	(6)	8	(5)
Revaluation of other investments	(5,328)	-	-	-
exchange rate changes on cash and cash equivalents	615	(650)	456	(516)

Changes in assets and liabilities:
Decrease (increase) in other receivables	142	(176)	149	225
Increase (decrease) in Trade payables	(24)	-	10	(242)
Increase (decrease) in other accounts payable	187	285	(23)	(192)

Adjustments to reconcile profit (loss) to net cash used in operating activities	(3,635)	(24,541)	1,554	19,819

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FORESIGHT AUTONOMOUS HOLDINGS LTD.

SUPPLEMENTAL RECONCILIATION OF GAAP TO NON-GAAP RESULTS

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,
	2018	2017	2018	2017
GAAP operating loss	(6,743)	(4,125)	(3,308)	(2,836)
Stock-based compensation in research and development	349	183	166	183
Stock-based compensation in sales and marketing	96	261	48	261
Stock-based compensation in general and administrative	735	1,196	359	962
Non-GAAP operating loss	(5,563)	(2,485)	(2,735)	(1,430)

GAAP Financing income (expenses), net	6,335	(22,394)	(316)	(18,396)
Revaluation of other investments	(5,328)	-	-	-
Revaluation of derivative warrant liability	(1,552)	23,050	(127)	18,916
Non-GAAP Financing income (expenses), net	(545)	656	(443)	520

GAAP net profit (loss)	(1,485)	(26,902)	(4,083)	(21,447)
Stock-based compensation expenses	1,180	1,640	573	1,406
Revaluation of other investments	(5,328)	-	-	-
Revaluation of derivative warrant liability	(1,552)	23,050	(127)	18,916
Non-GAAP net loss	(7,185)	(2,212)	(3,637)	(1,125)

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